Exhibit 99.1

MINISO Announces US$200 Million Share Repurchase Program

GUANGZHOU, China, December 21, 2021 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO Group”, “MINISO” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$200 million of its outstanding Class A ordinary shares and/or American depositary shares representing its Class A ordinary shares, effective until September 21, 2022. The Company expects to fund repurchases under this program from surplus cash on its balance sheet.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

About MINISO Group Holding Limited

MINISO is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit http://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Raine Hu, Mengru Wang

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039